SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX

December 6, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Kindelan; Christine Dietz
Matthew Crispino; Jan Woo

Re:	Flowco Holdings Inc.
Draft Registration Statement on Form S-1
Submitted August 30, 2024
CIK No. 0002035149

Ladies and Gentlemen:

On behalf of Flowco Holdings Inc. (the “Company”), set forth below are the responses of the Company to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated November 20, 2024 (the “Comment Letter”) with respect to the draft registration statement on Form S-1 submitted by the Company on August 30, 2024 and the amendments to the registration statement on Form S-1 submitted by the Company on October 11, 2024 and November 8, 2024 (the “Draft Registration Statement”).

For the convenience of the Staff’s review, we have set forth below the comments contained in the Comment Letter, followed by the Company’s responses thereto. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Company is submitting Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”), which includes revisions to the Draft Registration Statement in response to the Staff’s comments thereto. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 3.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

December 6, 2024

Amendment No. 2 to Draft Registration Statement on Form S-1

Liquidity and Capital Resources

1.

We note you removed disclosures which discuss that Flowco Holdings Inc. is a holding company with no material assets other than its ownership of the LLC interests and as such its ability to pay dividends, taxes or payments under the Tax Receivable Agreement is subject to the ability of Flowco LLC to provide distributions to you. Please revise to include these disclosures or explain to us why you do not believe they are useful in a discussion of liquidity..

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 95-96.

Flowco MergeCo LLC

Unaudited Condensed Consolidated Financial Statements

Note 15 – Segment Information

2.

We note your disclosure and quantification of Segment adjusted EBITDA in the table on page F-58. However, on page F-35 you disclose that the CODM reviews income from operations as the measure of segment profit or loss and you discuss the changes in segment income from operations in your interim period MD&A. Please tell us what your segment measure of profit or loss is and revise to provide consistent disclosure throughout the filing.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-35 to correctly state that for the interim period ended, the CODM reviews segment adjusted EBITDA as the measure of segment profit or loss. The Company has also revised its disclosure on pages 94-95 to revise its disclosure within the interim MD&A. Lastly, the Company has revised its disclosure on page F-60 to discuss changes to the measure of profit and loss reviewed by the CODM during the interim period ended September 30, 2024 as discussed further in comment response 3. The Company confirms our segment measure of profit or loss is segment adjusted EBITDA subsequent to year end and has revised its disclosures to provide consistency throughout the filing.

3.

If your segment measure of profit or loss has changed and is now segment adjusted EBITDA, please tell us what consideration was given to recasting the segment footnote on page F-27 of your annual financial statements for the new segment measure of profit or loss. Refer to ASC 280-10-50-36.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms the segment measure of profit or loss reviewed by the CODM has changed and is now segment adjusted EBITDA. The Company considered the guidance within ASC 280-10-50-36 which states that restatement is not required to reflect a change in measurement of segment profit and loss. The change in the measurement of segment and profit and loss was evaluated as part of the 2024 Business Combination and as such, the Company elected not to restate the annual financial statements. The Company has updated its

December 6, 2024

disclosure on page F-60 in accordance with ASC 280-10-50-29(d) to discuss the nature and effect for the change in the measurement of segment profit and loss from income from operations used by the CODM for the year ended December 31, 2023 to segment adjusted EBITDA for the interim period ended September 30, 2024. The change is consistent with how the CODM currently evaluates the results of the combined business and makes strategic decisions about the business. We have, however, recast the comparative period to reflect the new measurement of profit and loss for the nine months ended September 30, 2023. For these reasons, the Company believes that segment adjusted EBITDA represents the most relevant measure of segment profit and loss for the nine months ended September 30, 2024.

4.

Notwithstanding the comment above, if your new segment measure of profit or loss is segment adjusted EBITDA, please tell us if your CODM also uses segment income from operations. In this regard, we note your disclosure of segment income from operations in your interim period MD&A. If your CODM reviews and uses both income from operations and segment adjusted EBITDA, then the reported measure shall be the one that is in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements, income from operations in your case. Refer to ASC 280-10-50-28.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that our CODM no longer reviews income from operations and only reviews segment adjusted EBITDA. The Company has revised our disclosure within the interim MD&A for segment adjusted EBITDA as discussed in comment 2 and 3 above.

* * *

December 6, 2024

Please do not hesitate to contact the undersigned at (713) 495-4521 or John Stribling at (713) 495-4673 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ David Buck
David C. Buck

cc:	Joseph R. Edwards, Chief Executive Officer, Flowco Holdings Inc.

Ryan J. Maierson, Latham & Watkins LLP

Nick S. Dhesi, Latham & Watkins LLP